Exhibit 99.1



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                    3:19AM 2005.05.02  (GMT+1)

                    Stolt-Nielsen S.A. and Nutreco Holding N.V. Complete the Merger of Marine Harvest to Create the World's Largest Aquaculture Company

                    London, England - May 2, 2005 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) and Nutreco Holding N.V. today announced the completion of the merger of their worldwide fish farming, processing, and marketing and sales operations into a stand-alone new business entity, Marine Harvest. SNSA will hold a 25% share in the new company and Nutreco 75%. The signing of a Memorandum of Understanding for the merger by both parties was announced on September 13, 2004.

                    Marine Harvest has over 6,000 employees worldwide and annual sales of approximately EUR 850 million in salmon, cod, halibut, tilapia and other farmed fish. Marine Harvest will be the leader in all of the markets in which it operates and will be led by a management with extensive industry experience.

                    The new management of Marine Harvest has now taken control of the combined operations. Marine Harvest's Executive Board consists of Mr. Hans den Bieman (Chief Executive Officer), Mr. Harry van Beek (Chief Financial Officer) and Mr. James Stove Lorentzen (Executive Director). The head office will be in Amersfoort, the Netherlands. The Supervisory Board will be chaired by Mr. Svein Rennemo. Other members are Mr. Niels G. Stolt-Nielsen (CEO Stolt-Nielsen S.A.), Mr. Wout Dekker (CEO Nutreco Holding N.V.), and Mr. Cees van Rijn (CFO Nutreco).

                    Through the Marine Harvest merger, SNSA has kept the future upside potential of an exciting industry by holding a significant stake in what both SNSA and Nutreco intend to become a public company. SNSA's turbot and sole operations in Europe and southern bluefin tuna operations in Australia are not included in the Marine Harvest merger.

                    As part of the closing procedure, due diligence will be performed to determine the starting balance sheet under IFRS for the new Marine Harvest. As of its second quarter ended May 31, 2005, SNSA's shareholding in Marine Harvest and subordinated shareholder loans to Marine Harvest will be reported as an investment in a non-consolidated joint venture in the balance sheet of SNSA. SNSA's share of 25% in the results of Marine Harvest will be reported in 'equity in net income of non-consolidated joint ventures'.

                    Marine Harvest will be well capitalized and have a strong balance sheet with initial funding consisting of equity and shareholder loans. It is the intention that in the near future Marine Harvest will be financed independently of its shareholders. Marine Harvest intends to pursue an Initial Public Offering (IPO) at the appropriate time.

                    About Stolt-Nielsen S.A.
                    Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality turbot, and, bluefin tuna. The Company also has a 25% interest in Marine Harvest, the world's


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                    leading aquaculture company.

                    Forward-looking Statements

                    This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These statements include statements regarding Stolt-Nielsen S.A.'s future market environment, outlook, and financing costs. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in Stolt-Nielsen S.A.'s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of Stolt-Nielsen S.A.'s indebtedness; Stolt-Nielsen S.A.'s ability to comply with its financing agreements; the general economic conditions and competition in the markets and businesses in which Stolt-Nielsen S.A. operates; the outcome of legal proceedings; the impact of negative publicity; environmental challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; completion of the 2004 fiscal year audit, the impact of laws and regulations; uncertainties inherent in operating internationally; Stolt-Nielsen S.A.'s relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.


                    Contact:
                    Richard M. Lemanski
                    U.S. 1 203 625 3604
                    rlemanski@stolt.com

                    Valerie Lyon
                    UK 44 20 7611 8904
                    vlyon@stolt.com

                                             Stolt-Nielsen S.A.

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